FOR IMMEDIATE RELEASE

MADECO SOLD ITS WIRE & CABLE UNIT TO NEXANS

(Santiago, Chile, September 30, 2008) - Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”)

As was published before, Madeco and Nexans signed on February 21, 2008, a purchase agreement whereby Madeco agreed to transfer its Wire & Cable unit assets' in Chile, Peru, Brazil, Argentina and Colombia to Nexans, in exchange for US$448 million in cash (subject to several price adjustments) and 2.5 million shares of Nexans.

After the fulfillment of each of the conditions agreed on the purchase agreement, today, on September 30, 2008, Madeco received: i) US$393 million in cash, reached from the agreed cash payment of US$448 million, after deduction of debt, minority interest of the companies sold, withholding taxes and changes in working capital, among others, and ii) 2.5 million shares of Nexans, valued at September 30, 2008, approximately to US$218 million.

The cash payment may vary according to differences between the pro-forma balance sheet estimated as of September 30, 2008, and the final accounting period closure. Due to these potential changes, Madeco has left deposits in guarantee ("escrow") in favor of Nexans. Any changes will be resolved as provided in the Purchase Agreement within 60 business days. The financial effects arising from this transaction to the Company will be informed once the mentioned adjustment process ends.

Madeco’s Board believes that a successful negotiation, highly beneficial to the Company and its shareholders, was completed. Moreover, as a consequence of the transaction Madeco became the mayor shareholder of Nexans, with an approximately 8.9% of its capital stock, also will have funds to prepay its debts, distribute extraordinary dividends and to invest in the other industrial activities of the Company.

For further information contact:
Jose Luis Valdes
Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.